February 22, 2011

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 102 to the Registration Statement

on Form N-1A of BlackRock Funds III (the “Trust”)

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 102 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock CoreAlpha Bond Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on February 22, 2011.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 4, 2011 regarding the Trust’s Post-Effective Amendment No. 99 to its Registration Statement filed with the Commission on December 21, 2010 for the purpose of updating the information provided to reflect the acquisition of Barclays Global Investors Funds by BlackRock, Inc. and to conform the prospectus format to that of other funds in the BlackRock fund complex. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust.

February 22 , 2011

The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment 1: The second sentence under “Fund Overview – Investment Objective” should be deleted and moved to “Details About the Fund.”

Response: The requested change has been made.

Comment 2: The heading in the Fee Table under Other Expenses, Independent Expenses, is too vague and needs to be more specific. The Form allows a registrant to break out Other Expenses into three sub-headings.

Response: The Fund respectfully declines to make the suggested change. The Fee Table presentation is identical to that of the Trust’s other series. The related footnote provides the necessary detail.

Comment 3: What does the Fund mean by the use of “core alpha” in its name? What does this mean for the Fund’s investment strategy? Does this imply that the Fund will be investing to achieve more beta or market returns? Please clarify.

Response: The Fund is seeking to achieve returns (i.e., alpha) in excess of its core benchmark, the Barclays Capital U.S. Aggregate Bond Index. The Fund is a feeder fund into the CoreAlpha Bond Master Portfolio, which has been operating under that name for over five years.

Comment 4: Portfolio turnover is high. If it is the Fund’s intention to trade frequently, the appropriate strategy should be added and a related risk factor should also be added.

Response: It is not the Fund’s intention to utilize high frequency trading strategies. The high portfolio turnover is the result of the master portfolio’s use of mortgage TBA contracts. These instruments must be rolled over monthly and therefore have the appearance of turnover. In most cases, however, the master portfolio is simply renewing the same mortgage exposure from month to month.

Comment 5: In the “Principal Investment Strategies” section on page 7, the Fund defines bonds to include dollar denominated debt of foreign issuers. Later in the paragraph, it states that the Fund invests a substantial portion of its assets in a portfolio of U.S. registered dollar-denominated bonds. Please clarify what U.S. registered dollar-denominated bonds are. Are these foreign debt? Also clarify whether this will be corporate debt, sovereign debt or both.

February 22 , 2011

Response: Foreign corporations and governments will often issue U.S. dollar denominated debt that is registered in the U.S. and traded in the U.S. markets in order to access pools of capital in the U.S. The Fund may purchase some of these issues.

Comment 6: Under “Principal Investment Strategies” it states that the Fund may invest in derivatives. Please provide assurances that the disclosure is consistent with the July 30 letter from Barry Miller to the ICI.

Response: The Fund believes the disclosure regarding its investment in derivatives and the related risks conforms to the guidance contained in the July 30 letter to the ICI from Barry Miller, Associate Director of the SEC.

Comment 7: If foreign investing is included as a principal strategy, it should also be included in principal risks. In “Fund Overview–Principal Investment Strategies of the Fund,” investment in dollar-denominated debt obligations of foreign issuers is listed. Please clarify in the “Fund Overview” section whether foreign investing is a principal strategy of the Fund.

Response: The requested clarification has been made. Foreign investing is not a principal strategy of the Fund.

Comment 8: Liquidity Risk is a principal risk in the “Fund Overview” section and the “Details About the Fund” section but Illiquid/Restricted Securities is listed as an other strategy. Please evaluate whether this should be a principal or an other strategy and risk.

Response: The Fund believes that liquidity risk should remain a principal risk and that to include Illiquid/Restricted Securities as an other strategy is not inconsistent. It is not a principal strategy of the Fund to invest in illiquid or restricted securities or to focus on the illiquid sectors of the fixed income market. Because there is the potential for the fixed income markets to experience periods of illiquidity and because investments the Fund holds may become illiquid, though they may not have been illiquid when purchased, the Fund believes that it is appropriate to include liquidity risk as a principal risk.

Comment 9: In the sentence that states, “As with all such investments, past performance is not an indication of future results,” please add “(before and after taxes)” following the word “performance.”

Response: The requested revision has been made.

Comment 10: The Staff requested that we provide the bar chart that will be inserted into the “Performance Information” section before the filing.

February 22 , 2011

Response: The Fund will provide the performance bar chart to the Staff prior to filing the post-effective amendment.

Comment 11: The $15 fee for overnight delivery of redemption proceeds and the $7.50 fee for wire transfer of redemption proceeds mentioned on pages 17-18 of the prospectus should be included in the fee table.

Response: The Fund respectfully declines to make the suggested addition to the Fee Table. The $15 fee for overnight delivery of redemption proceeds and the $7.50 fee for the wire transfer of such proceeds are quite standard in the industry and are charged only in certain circumstances. Inclusion in the Fee Table would not be appropriate. These fees are non-recurring fees that apply only to a limited number of shareholders based on their particular circumstances.

Comment 12: On page 20 of the prospectus, in the third paragraph up from the bottom of the page, under “Short-Term Trading Policy,” it states that:

Certain mutual funds sponsored and advised by BFA or its affiliates will automatically assess and retain a fee of 2% of the current NAV, after excluding the effect of any contingent deferred sales charges, of shares being redeemed or exchanged within 30 days of acquisition (other than those acquired through reinvestment of dividends or other distributions).

Consider deleting this sentence or show the redemption fee in the fee table.

Response: The Fund has deleted the sentence as suggested.

Comment 13: On page I-4 of the Statement of Additional Information in the Investment Restrictions section, investment restriction 1 covers concentration and states that the Fund may not

(1) Purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Fund’s investments in that industry would exceed 25% of the current value of the Fund’s total assets, provided that this restriction does not limit the Fund’s: (i) investments in securities of other investment companies, (ii) investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or (iii) investments in repurchase agreements, provided further that the Fund reserves the right to concentrate in the obligations of domestic banks (as such term is interpreted by the Securities and Exchange Commission (the “SEC” or the “Commission”) or its staff).

The Staff questions clause (iii) concerning repurchase agreements and the Fund’s ability to reserve the right to concentrate in obligations of domestic banks.

February 22 , 2011

Response: The Fund has considered the comment from the Staff but declines to make a change to the investment restriction. The investment restrictions of the Fund and the master portfolio in which it invests should be identical and the master portfolio’s investment restriction regarding concentration has read as noted above since the master portfolio’s inception. This is a fundamental investment restriction of the master portfolio and cannot be changed without a shareholder vote. The master portfolio is not currently concentrated in any industry. The adviser’s compliance department monitors the master portfolio’s investments and has the master portfolio categorized as a non-concentrated portfolio.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Aaron Wasserman

Ben Archibald

John A. MacKinnon